BIOMEDICAN INC
2021 Report

Dear investors,

2021, in retrospect, was a very good year for BioMedican. Not only did we acquire and install all of the equipment necessary for commercially relevant production volumes, our first patent was granted, and we expanded our intellectual property portfolio to assure material competitive advantage for years to come.

We have already run our first production batches through the 300L system and sent product samples to the labs for the analysis and certification. Once this step is completed we will be ready to ship our first products.

We need your help!

The company spends significant time and effort of the key personnel on fundraising. The company would welcome increased financial commitments or simply referrals to individuals and organizations that can would be in a position to invest. The company's business model is not very capital intensive. Any effort to finance the next generation of our fermenters and extractors would immensely help the company to achieve its goals efficiently.

Sincerely,

Eugene Fooksman
Board Member

Dennis O'Neill
President

Maxim Mikheev
CEO / Chief Scientist

Our Mission

We want to dominate the multi-billion dollar market of rare cannabinoids and fuel the creation of new medical and wellness products leveraging the benefits of these powerful compounds.

See our full profile

How did we do this year?

Report Card





The Good

Installed fermentation and filtration systems
Developed operational protocols
A key patent was granted

The Bad

Equipment deliveries were delayed
Some delivered equipment did not perform to specification
Experienced temporary delays in downstream processing

2021 At a Glance
January 1 to December 31



$0
Revenue



-$1,646,200
Net Loss



$510,970 +206%
Short Term Debt



$1,020,467
Raised in 2021



$83,662
Cash on Hand
As of 04/4/21

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Biosynthesis platform to produce 99% pharmaceutical grade cannabinoids, organic, 100% identical to natural cannabinoids at 70-90less cost using 90% less natural resources

We want to dominate the multi-billion dollar market of rare cannabinoids and fuel the creation of new medical and wellness products leveraging the benefits of these powerful compounds.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

BioMedican, Inc was incorporated in the State of Delaware in October 2017.

Since then, we have:

- Medical-use, non-GMO cannabinoids for 70-90% less than current, wholesale prices

- Costs less than $1/gram per cannabinoid using 90% less resources; 3 patents pending and one granted.

- 70+ press mentions; Forbes, Bloomberg, Nasdaq, Reuters, Maxim, Rolling Stones

- Partnered with Institute of Genetics Moscow, Denmark Technical University, Imperial College UK

- CBG reduces pain, inflammation; treats Glaucoma, Huntington's disease, IDB

- THCV helps with diabetes, inflammation, neuroprotection, & bone growth

- One of the fastest growing markets in the world; expected to reach $25B in 2025

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $138,963, including $19,099 in cash. As of December 31, 2020, the Company had $222,406 in total assets, including $134,712 in cash.



- *Net Loss.* The Company has had net losses of $1,646,200 and net losses of $971,290 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $520,130 for the fiscal year ended December 31, 2021 and $485,469 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $400,000 in debt, $1,000,000 in equity, and $2,450,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

BioMedican, Inc cash in hand is $130,000, as of July 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $135,603/month, for an average burn rate of $135,603 per month. Our intent is to be profitable in 24 months.

There have been no significant changes in our financials or operations since the date our financials cover.

We are currently pre-revenue. The company has been in the process of improving results on the yields on CBG/CBGA and THCV/THCVA which are now, we believe, the best yields in the industry. We have been preparing to go into pilot-scale production setting up partnerships with companies for downstream processing, extraction and purification, and 3rd party testing. We are also in dozens of negotiations with global distribution partners. We believe we will be generating significant revenues starting in Q3 in 2022. These are forward looking projections and are not guaranteed.

$3M of additional equity investments would help us install a larger capacity production line and at the current prices for inputs and products is expected to help us reach operating profitability.

We have several venture capital firms interested in funding $10M or more once we are in pilot scale production. The $10M would allow us to go into large-scale production utilizing a contract manufacturer that would produce products that will generate significant revenues/profitability. Outside of that, we are working with several institutional funds and accredited investors for getting additional financing.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -1,185%** **Earnings per Share: -$164,620.00**

Revenue per Employee: $0 **Cash to Assets: 14%** **Revenue to Receivables: ~** **Debt Ratio: 374%**

21.12.31_FINAL_FS_Biomedican.pdf 20.12.31_FINAL_FS_BioMediCan.pdf

We ❤ Our 139 Investors

Thank You For Believing In Us

Debra Farber	Staci Quesada	Eugene Fooksman	Kirit K Patel	Inamulhaque Saboor	Anne Watson	Ahmet Fikret Baltaoglu
Hatem Rowaihy	Nicholas Hillard	Marcus Mendiola	Russell Xavier	Tre Baker	Drew Norton	Paul Rashid
Yancheng Choo	Mariano Castro Antel	Luis Amarante	Aaron Cleavinger	Pravin Shah	Hon Fai Choi	Daniel Lim
Thomas J Cortese	Isaiah Immanuel Fountaine	Roderick Herron	Rebecca Troutman	Rod Wallace	Marc Schenk	John Miccio Jr.
Victoria Luong	Raphael Okereke	M Alexander Brown	E. Frischhut	Tony Burk	Susan Romano	Michael Norris
Ian Wise	Sharath Shivaramaiah	Dennis O'Neill	Aysia Jeffry Richter	Abdulhakeem Olalekan Ib...	Reuven Avinery	Heidi Hash
Jaclyn Morrison	John Mburu	Todd Hahn	Penny Appleton	Breanna Montoya	Thomas Klauset Aurdal	Nate Patterson
Edward D Rodriguez	Glenn F Burger	Michael Devoney	Peter Bartsch	Stephen Acres	James E. Mooney	Maureen Vann
Yogendre Kumar Patel	Jeffrey Warren	Prasad V KATTA	Jason Rigby	Kevin Joseph	Steve Barnett	Freida Martinez
Rudolph H Carn	Nathalie Gallet	Neal Allen	Robert M Justin II	Roxana Midori Pinillos Ter...	Conrad Siong Inn Chong	John Hyde
Christopher C Cole	Patrick Laight	Dwayne Moss	Arie Drevel	Joe Arnold	Khris Persaud	Scott Zingheim
Antonio San Martin	Erika King	Durwin D Cobeen	Joetta Steinmetz	Roberto Feng Chang	Zixiao Zong	Yvonne Ayers
Edward Kelly Medlock	Nicholas Stanford	Larry Hawkins	Peter Lee	Sharon E Burns	Jeff Conklin	Eric Daniel Townsend
Jeff Koehler	Ankur Patel	Keith Stoddard	Sirpa Nousiainen	Michael S. Miller	Spencer Lewis	Jeffrey Tollefson
Jeff Sipe	Alessandro Polimeno	Mary C. Barnett	Neil Johnson	Jim F Reed	Amanda C Gettes	Jonathan Rabon
Aidee Wilcox	Tony Bergstrom	Ignacio Garro	James Hinson	Luis Filipe Bartolo Da Pal...	Shahar Bar Yosef	Saief Kazmi

Richard Goates	Antonio Carter	Joel Swedlund	Alexander Hoover	Dewey Carter	Irina Rakova	Nicholas Kouros
Riley John Reinhart	Roni Visaggio	Marty D. Monroe	Khalid White	Donna K Hill-Todd	Sreekanth Tetta	Paul Lee
Berea Faiai	Doris Funk	Samuel Bullet	Yasmin Alvarez	Gwendolyn Vinson	Joseph Kreinbrink	

Thank You!

From the Biomedican inc Team



Maxim Mikheev
CEO / Chief Scientist



Dennis O'Neill
President



Difeng Gao, Ph.D.
Lead Scientist
Difeng is an accomplished scientist with 10+ years of molecular biology experience, including 6 years of experience with Yarrowia Lipolytica, CRISPR, and simultaneous integration of multiple genes.



Evgeniya Yuzbasheva, Ph.D.
Senior Scientist
Evgeniya is a scientist with 20 years of experience in molecular biology, including 16 years of experience working with YL. Her research areas include optimizing internal energy pathways and fatty acid production improvements.



Andrey Romanenko, Ph.D.
Lead Engineer
Andrey is a mechanical and electrical engineer with 20 years of experience in the development and building of customized equipment



Semyon Sergunin
Marketing Manager
Marketing and business development professional

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Dennis O'Neill	President @ Biomedican, Inc	2019
Maxim Mikheev	CEO/CSO @ Biomedican, Inc	2017
Eugene Fooksman	Founder @ AltoPass Inc	2021

Officers

OFFICER	TITLE	JOINED
Maxim Mikheev	CEO	2017
Dennis O'Neill	President	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Prime Invest LLC	8,331,110 Common	78.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2018	$1,000,000	Preferred Stock	Section 4(a)(2)
10/2019	$500,000	Safe	Section 4(a)(2)
01/2020	$50,000		Other
03/2020	$200,000	Safe	Section 4(a)(2)
05/2020	$300,000	Safe	Section 4(a)(2)
08/2020	$1,000,000	Safe	Section 4(a)(2)
01/2021	$200,000	Safe	Section 4(a)(2)
02/2021	$250,000	Safe	Section 4(a)(2)
02/2021	$350,000		Other
10/2021	$220,467		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Amex	01/10/2020	$50,000	$18,439	6.98%	06/15/2022	Yes
The Eugene Fooksman Revocable Trust	02/12/2021	$350,000	$350,000	3.0%	02/12/2022	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series Seed 3 Preferred	1,228,067	0	Yes
Series Seed 2 Preferred	200,000	0	Yes
Series Seed 1 Preferred	1,000,000	0	Yes
Common	20,000,000	10,564,990	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	576,140
Options:	1,390,000

Risks

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues

The company filed 4 patent applications which are not granted yet. Patent applications could be rejected or granted in different forms compare to the initial applications. All patent filings are held by the Company.

The company will need to obtain regulatory approvals for products in USA, Europe, and other countries.

The company will need to secure domestic and international distribution networks. It can take a long time in the sales cycle.

Federal and State Regulations may change, which would impact the company's business model.

The company is focused on new emerging markets that have yet to fully develop. There is also significant competition in this market

The company will need additional R&D to produce additional strains of Cannabinoids. It could require additional expenses

The company will need to find partners for large-scale manufacturing with a contract manufacturer.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[i];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

BioMedican, Inc

- Delaware Corporation
- Organized October 2017
- 6 employees

40471 Encyclopedia Cir

Fremont CA 94538

https://biomedican.com

Business Description

Refer to the Biomedican inc profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Biomedican inc is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.